

12060749

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~36551~~ 65661

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2011 (MM/DD/YY) AND ENDING 12-31-2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T.S. Phillips Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3555 NW 58th Street, STE 600
(No. and Street)

Oklahoma City	Oklahoma	73112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thompson S. Phillips, Jr. 405-943-9433
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James Dee Johnson & Company Certified Public Accountants PC
(Name – *if individual, state last, first, middle name*)

3608 NW 58th Street	Oklahoma City	Oklahoma	73112
(Address)	(City)	(State)	(Zip Code)

RECEIVED
FEB 20 PM 4:51
SEC / TM

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thompson S. Phillips, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of T. S. Phillips Investments, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARY SEAL PUBLIC
RITA OLIVER
Notary Public
State of Oklahoma
Commission # 01012272 Expires 07/23/13

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



James Dee
Johnson & Company
Certified Public Accountants PC

3608 NW 58th Street Oklahoma City, Oklahoma 73112
voice 405.943.1272 fax 405.943.1315 email taxquestions@jdjcpa.net

INDEPENDENT AUDITORS' REPORT

Board of Directors

We have audited the accompanying statement of financial condition of T.S. Phillips Investments, Inc. as of December 31, 2011 and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of T.S. Phillips Investments, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James Dee Johnson & Company

Oklahoma City, Oklahoma
February 24, 2012

T.S. Phillips Investments, Inc.
Statement of Financial Condition
As of December 31, 2011

Assets

Cash in Bank and Brokerage	$ 134,154
Deposits with clearing organizations and others (cash)	101,868
Receivables from broker-dealers and others	207,293
Other Receivables	2,402
Prepaid Expenses	35,357
Deferred tax asset	12,658
Furniture and equipment at cost, less accumulated depreciation of $ 49,850	11,619
TOTAL ASSETS	$ 505,351

Liabilities and Stockholder's Equity

Accounts payable, accrued expenses and other liabilities	$ 236,968
Commitments	-
Stockholder's Equity	
Common stock, $.10 par value, authorized 100,000 shares, 10,000 shares issued.	1,000
Additional paid in capital	175,000
Retained earnings	92,383
Total Stockholder's Equity	$ 268,383
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 505,351

The accompanying notes are an integral part of this financial statement.

T.S. Phillips Investments, Inc.
Statement of Operations
For the Year Ended December 31, 2011

Revenue	
Commissions	$ 2,591,979
Interest and dividend income	86,300
Miscellaneous income	143,013
Total Income	2,821,292
Expenses	
Employee compensation, commissions and benefits	2,356,232
Brokerage and clearing fees	264,523
Facility rents	41,169
Office expense	168,096
Interest expense	336
Depreciation	5,296
Total operating expenses	2,835,652
Net Income (Loss) Before Income Taxes	(14,360)
Income tax	13,857
Net Income (Loss)	$ (503)

The accompanying notes are an inegral part of this financial statement.

T.S. Phillips Investments, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2011

	Common Stock		Additional		
	Shares Outstanding	Amount	Paid In Capital	Retained Earnings	Total
Balance beginning of year	10,000	$1,000	$175,000	$92,886	$268,886
Contributions of capital	-	-	-		-
Current Net Income				(503)	(503)
Balance end of year	10,000	$1,000	$175,000	$92,383	$268,383

The accompanying notes are an integral part of this financial statement.

T.S. Phillips Investments, Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2011

Balance beginning of year	$ -
Additions	-
Retirements	-
Balance end of year	$ -

The accompanying notes are an integral part of this financial statement.

T.S. Phillips Investments, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (503)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Depreciation and Amortization	5,296
Decrease (Increase) in Operating Assets:	
Deposits with clearing organizations	(739)
Accounts receivable	6,958
Other receivables	1,137
Investments	-
Deferred taxes	2,994
Prepaid Assets	(3,318)
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	(77,344)
Total Adjustments	(65,016)
Net Cash Provided By (Used in) Operating Activities	(65,519)
CASH FLOWS FROM INVESTING ACTIVITIES	
Capital Expenditures	(2,719)
Net Cash Provided By (Used In) Investing Activities	(2,719)
CASH FLOWS FROM FINANCING ACTIVITIES	
Net Cash Provided By (Used In) Financing Activities	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(68,238)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	202,392
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 134,154
Interest paid	$ 336

The accompanying notes are an integral part of this financial statement.

T.S. Phillips Investments, Inc.

Notes to Financial Statements
December 31, 2011

1. Date of Management Review

Management has evaluated subsequent events through February 24, 2012, the date on which the financial statements were available to be issued.

2. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) operating under SEC Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. In accordance with the provisions of this rule, the Company executes all of its customers' transactions on a fully-disclosed basis, through an unaffiliated clearing broker-dealer which carries the accounts and securities of the company's customers.

3. Significant Accounting Policies

Basis of Presentation
The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions and agency transactions.

Securities Transactions
Profit and loss arising from all securities transactions entered into for the account and risk of the Company are determined using the specific identification method and are recorded on a settlement date basis.

Customer's securities transactions are reported on a settlement date basis with related commission income and expenses reported on a settlement date basis. The amounts recorded for commission and income and expense for customers' securities transactions approximate the amounts that would be recorded on a trade date basis.

Marketable securities (level 1 assets - assets trading on active markets) are valued at market value, and securities not readily marketable (level 2 assets) are valued at fair value as determined by management applying the guidelines under FASB ASC 820 formerly known as FASB 157.

Income Taxes
The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Depreciation
Depreciation is provided on an accelerated method of depreciation basis using estimated useful lives of three to seven years.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

4. Pension and Other Postretirement Benefit Plans
The Company has a contributory defined-contribution retirement plan covering substantially all of its employees. The benefits are based on each employee's compensation and amounts the employee elects to contribute to the plan. The company matches the employee's contribution up to 3% of the employee's compensation. The employee is fully vested in the employer's contribution.

The Company does not provide health and life insurance benefits to retired employees.

5. Financial Instruments Accounting Policies

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.
The majority of the Company's transactions with off-balance-sheet risk are short-term in duration.

6. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The company has a relationship with a multi-branch regional bank that allows it to have branches in their banking facilities. A portion of its securities business is conducted through these branches. If the relationship is terminated the Company may be exposed to risk.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $201,820, which was $151,820 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital ratio was 1.17 to 1.

The Company is exempt from the Securities and Exchange Commission Customer Protection Rules (SEC Rule 15c3-3), which relate to reserves and custody of securities, under section (k)(2)(ii) of this rule.

8. Related Party Transactions

The company has business relationships with companies with common shareholders. During the year the company received $107,360 from these entities for reimbursement of office rent and wages and $52,652 in revenue. The company paid $46,626 in commissions to the related entities.

At the end of the year the company had commissions' payable of $1,159 to related companies and had receivables from related companies of $1,896.

9. Income Taxes

The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB ASC 210, are as follows:

	Current	Deferred	Total (Due)/Refund
State	5,019	(894)	4,125
Federal	11,832	(2,100)	9,732
Total	16,851	(2,994)	13,857

The difference is due to the timing of the deduction of the commissions payable to related individuals and companies.

10. Operating Lease

The company has entered into a non-cancelable operating lease agreement for its offices. Rental expense for the year was $71,200. Future minimum lease payments required under the lease are as follows:

2012	$64,534

11. Contingent Liabilities

The Company entered into a clearing agreement January 1, 2010 that last for 5 years. If the Company terminates the agreement before the end of the five years, the company is subject to a cancellation charge ranging from $500,000 in the first year of the agreement to $250,000 in the 5th year of the agreement, after such time the termination charge is zero.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
as of
December 31, 2011

T.S. Phillips Investments, Inc.

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2011

Computation of Net Capital

Total ownership equity qualified for net Capital		$ 268,383
Deductions and/or charges		
Non-allowable assets		
Accounts receivable	$ 4,889	
Prepaid Expenses	35,357	
Deferred taxes and other assets	12,658	
Furniture and equipment	11,619	64,523
Net capital before haircuts on securities positions		203,860
Haircuts on securities (computed, where applicable pursuant to Rule 15c3-1(f):		
Securities	$ -	
Money market	2,040	2,040
Net capital		$ 201,820

Aggregate Indebtedness

Items included in statement of condition	
Accounts payable	$ 236,968
Total Aggregate indebtedness	$ 236,968

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 15,798
Minimum Dollar Net capital requirement of reporting broker or dealer	$ 50,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 50,000
Net capital in excess of minimum required	$ 151,820
Excess net capital at 1000%	$ 141,820
Ratio: Aggregate indebtedness to net capital	117%

Reconcilation with Company's Computation

There were no material differences in the computation of net capital under rule 15c3-1 from the Company's computation.

T.S. Phillips Investments, Inc.
Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2011

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Independent Auditors Report

on Internal Control

Required by SEC Rule 17a-5

Year Ended December 31, 2011



James Dee
Johnson & Company
Certified Public Accountants PC

3608 NW 58th Street Oklahoma City, Oklahoma 73112
voice 405.943.1272 fax 405.943.1315 email taxquestions@jdjcpa.net

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors and those charged with Governance
T.S. Phillips Investments, Inc.

In planning and performing our audit of the financial statements of T.S. Phillips Investments, Inc. (the Company), for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and Comparisons, and the recordation of differences required by rule 1 7a- 13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 1 7a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to

above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

James Dee Johnson & Company

Oklahoma City, Oklahoma
February 24, 2012



James Dee
Johnson & Company
Certified Public Accountants PC

3608 NW 58th Street Oklahoma City, Oklahoma 73112
voice 405.943.1272 fax 405.943.1315 email taxquestions@jdjcpa.net

To those in Charge of Governance of T.S. Phillips Investments, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation Form SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by T.S. Phillips Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating T.S. Phillips Investments, Inc. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). T.S. Phillips Investments, Inc.'s management is responsible for the T.S. Phillips Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries check register and in the general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including trial balances and worksheet noting adjustments, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers including trial balance and the work support schedule supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

James Dee Johnson & Company

Oklahoma City, Oklahoma
February 24, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended ____________, 20____

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065661 FINRA DEC
T S PHILLIPS INVESTMENTS INC 20*20
3555 NW 58TH ST STE 600
OKLAHOMA CITY OK 73112-4724

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 2,561

B. Less payment made with SIPC-6 filed (exclude interest) (1,184)

7-18-11
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,377

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,377

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,377

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

T. S. Phillips Investments Inc
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the ____ day of ____________, 20____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1, 2011
and ending 12-31, 2011

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,821,291
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,537,976
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	209,160
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	49,403
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 336	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	336
Total deductions	1,796,875
2d. SIPC Net Operating Revenues	$ 1,024,416
2e. General Assessment @ .0025	$ 2561 (to page 1, line 2.A.)